UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 28, 2026

ALLEGIANT TRAVEL COMPANY
(Exact name of registrant as specified in its charter)
Nevada	001-33166	20-4745737
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1201 North Town Center Drive
Las Vegas, NV	89144
(Address of principal executive offices)	(Zip Code)

(702) 851-7300
(Registrant’s telephone number, including area code)

N/A
(Former name or former address,
if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.001	ALGT	NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☐

Item 8.01.	Other Events.

As previously announced, on January 11, 2026, Allegiant Travel Company, a Nevada corporation (“Allegiant”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sun Country Airlines Holdings, Inc., a Delaware corporation (“Sun Country”), Mirage Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Allegiant (“Merger Sub 1”), and Sawdust Merger Sub, LLC, a Nevada limited liability company and a direct wholly owned subsidiary of Allegiant (“Merger Sub 2”), providing for the merger of Merger Sub 1 with and into Sun Country (the “First Merger”), with Sun Country surviving the First Merger as a direct wholly owned subsidiary of Allegiant and immediately following the First Merger, the merger of Sun Country with and into Merger Sub 2 (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a direct, wholly owned subsidiary of Allegiant.

     On March 27, 2026, Allegiant filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a prospectus with respect to the shares of Allegiant’s common stock to be issued in the First Merger and a joint proxy statement for Allegiant’s and Sun Country’s respective stockholders. The Registration Statement was declared effective on March 31, 2026.  Following effectiveness of the Registration Statement, Allegiant filed a final prospectus on March 31, 2026 and Sun Country filed a definitive proxy statement on March 31, 2026 (together, the “Joint Proxy Statement/Prospectus”). Allegiant and Sun Country commenced mailing the Joint Proxy Statement/Prospectus to their respective stockholders on or about March 31, 2026.

Each of Allegiant and Sun Country will hold a special meeting of its stockholders on May 8, 2026 in connection with the transactions contemplated by the Merger Agreement as further described in the Joint Proxy Statement/Prospectus.

Litigation Related to the Mergers

     Following the announcement of the Merger Agreement, as of the date of this Current Report on Form 8-K, two lawsuits challenging the Mergers have been filed in the New York County Supreme Court (each, a “Lawsuit” and, collectively, the “Lawsuits”). The first Lawsuit, captioned Weiss v. Sun Country Airlines Holdings, Inc. et al., Index No. 652273/2026 (N.Y. Sup. Ct. N.Y. Cnty. Apr. 16, 2026) was filed on April 16, 2026, and the second Lawsuit, captioned Williams v. Sun Country Airlines Holdings, Inc. et al., Index No. 652288/2026 (N.Y. Sup. Ct. N.Y. Cnty. Apr. 17, 2026), was filed on April 17, 2026. In addition, Allegiant and Sun Country have each received demand letters from certain purported stockholders of Allegiant and Sun Country, as applicable, that allege deficiencies and/or omissions in the Registration Statement (collectively, the “Demand Letters” and together with the Lawsuits, the “Matters”). The Matters each allege that, among other things, the Joint Proxy Statement/Prospectus contains certain disclosure deficiencies and/or incomplete information regarding the Mergers and seek additional disclosures to remedy these purported deficiencies. Allegiant and Sun Country believe that the allegations in the Matters are without merit. There can be no assurances that additional lawsuits or demands will not be filed or made against Allegiant and/or Sun Country with respect to the Mergers. If this occurs, neither Allegiant nor Sun Country will necessarily announce them.

     Allegiant and Sun Country believe that the disclosures set forth in the Joint Proxy Statement/Prospectus comply fully with applicable law and stock exchange rules and that no further disclosure beyond that already contained in the Joint Proxy Statement/Prospectus is required under applicable law or stock exchange rules. However, in order to moot such disclosure claims, to avoid nuisance, cost and distraction, and to preclude any efforts to delay the completion of the Mergers, and without admitting any culpability, liability or wrongdoing and without admitting the relevance or materiality of such disclosures, Allegiant and Sun Country are voluntarily supplementing the Joint Proxy Statement/Prospectus with the disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Allegiant and Sun Country specifically deny all allegations in the Matters, including that any additional disclosure was or is required.

Supplemental Disclosures to the Joint Proxy Statement/Prospectus

     The Supplemental Disclosures should be read in connection with the Joint Proxy Statement/Prospectus, which should be read in its entirety, including all risk factors and cautionary notes contained therein. The inclusion in the Supplemental Disclosures of certain information should not be regarded as an indication that any of Allegiant, Sun Country or their respective affiliates, officers, directors or other representatives, or any other recipient of this information, considered, or now considers, it to be material, and such information should not be relied upon as such. To the extent that information herein differs from or updates information contained in the Joint Proxy Statement/Prospectus, the information contained herein supersedes the information contained in the Joint Proxy Statement/Prospectus. The information contained herein speaks only as of the date of this Current Report on Form 8-K, unless the information indicates another date applies. Capitalized terms used but not defined herein have the meanings set forth in the Joint Proxy Statement/Prospectus, unless otherwise defined below. All page references are to pages in the Joint Proxy Statement/Prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the Joint Proxy Statement/Prospectus. For clarity, new text within restated paragraphs from the Joint Proxy Statement/Prospectus is highlighted with bold, underlined text, while deleted text is ~~bold and stricken-through~~.

The first full paragraph on page 77 under “Background of the Proposed Transactions” is hereby amended and supplemented as follows:

Later that same day, the parties executed the merger agreement and announced the execution of the merger agreement by press release. At the time of the execution of the merger agreement, Allegiant had not discussed specific terms of any post-closing employment or consulting arrangements for Sun Country’s management with any members of Sun Country’s management or the Sun Country board, other than with respect to Mr. Bricker serving on the combined company board and as a Special Advisor to the Allegiant CEO.

The fourth full paragraph on page 88 under “Certain Unaudited Prospective Financial Information-Certain Allegiant Unaudited Prospective Financial Information” is hereby amended and supplemented as follows:

The following table presents a summary of the Allegiant management forecasts:

($ in millions)	Q4 2025E	2026E	2027E	2028E	2029E	2030E
Net Income	$38	$137	$258	$305	$323	$339
Operating Revenue	$650	$2,664	$2,987	$3,275	$3,527	$3,736
Adjusted EBITDAR(1)	$143	$550	$700	$806	$871	$925
Rent Expenses	$(8)	$(22)	$(17)	$(9)	$(9)	$(9)
Depreciation & Amortization	$(61)	$(249)	$(257)	$(281)	$(311)	$(344)
Adjusted EBIT(2)	$73	$279	$426	$516	$551	$572
Unlevered Cash Taxes at 23.0%	$(17)	$(64)	$(98)	$(119)	$(127)	$(132)
Depreciation & Amortization	$61	$249	$257	$281	$311	$344
Deferred Heavy Maintenance	$(8)	$(77)	$(189)	$(271)	$(255)	$(334)
Capital Expenditures	$(59)	$(656)	$(683)	$(548)	$(527)	$(515)
(Increase) / Decrease in Working Capital(3)	$(26)	$143	$(293)	$9	$49	$79
Unlevered Free Cash Flow(~~3~~4)	$25	$(126)	$(580)	$(132)	$2	$15

(1)	Adjusted EBITDAR means earnings before interest expenses, taxes, depreciation, amortization, and aircraft rent expenses.

(2)
Adjusted EBIT means Adjusted EBITDAR but including aircraft rent expense, depreciation and amortization, excluding the impact of accelerated amortization and disposal of software identified for redevelopment and the accelerated depreciation of certain aircraft.

(3)	Excludes Deferred Heavy Maintenance.

(~~3~~4)Unlevered Free Cash Flow means Adjusted EBIT plus depreciation and amortization and less unlevered cash taxes, deferred heavy maintenance, capital expenditures, and changes in working capital.

The third full paragraph on page 90 under “Certain Unaudited Prospective Financial Information-Certain Sun Country Unaudited Prospective Financial Information” is hereby amended and supplemented as follows:

The following tables present a summary of the October Sun Country management forecasts.

	Q4
Millions, for the periods ended	2025E	2026E	2027E	2028E	2029E
Operating Revenue	$279	$1,178	$1,352	$1,412	$1,458
Adjusted EBITDAR(1)	$48	$209	$276	$294	$300
Rent Expenses	-	-	-	-	-
Depreciation & Amortization	$(25)	$(106)	$(113)	$(111)	$(114)
Adjusted EBIT(2)	$23	$103	$163	$183	$186
Cash Taxes(3)	$(5)	$(17)	$(33)	$(38)	$(40)
Net Interest Expense	NA(4)	$(28)	$(21)	$(16)	$(10)
Adjusted NOPAT(~~3~~5)	$18	$80	$126	$141	$143
Capital Expenditures	$22	$81	$57	$69	$76
(Increase) / Decrease in Net Working Capital	$(3)	$(6)	$(31)	$(15)	$(13)
Unlevered Free Cash Flow(~~4~~6)	$24	$110	$213	$198	$195

(1)
Adjusted EBITDAR is defined as earnings before interest, taxes, depreciation, amortization, other income (expense), and aircraft rent expense, as adjusted for certain special items in accordance with Sun Country management’s non-GAAP policies (except that the impact of stock-based compensation expense was not excluded).

(2)
Adjusted EBIT is defined as earnings before interest and taxes, as adjusted for certain special items in accordance with Sun Country management’s non-GAAP policies (except that the impact of stock-based compensation expense was not excluded).

(3)	Cash Taxes are based on Sun Country management’s best estimate of the effective tax rate.
(4)	“NA” refers to not available.
(~~3~~5)	Adjusted NOPAT is defined as Adjusted EBIT multiplied by one minus the applicable tax rate.
(~~4~~6)	Unlevered Free Cash Flow is defined as Adjusted NOPAT, plus depreciation and amortization, less capital expenditures and increases in net working capital.

Millions (other than Adjusted EPS), for the years ended	2025E	2026E	2027E	2028E	2029E
Adjusted EBT(1)	$67	$75	$143	$167	$176
Adjusted Net Income(2)	$48	$58	$110	$129	$136
Adjusted EPS	$0.95	$1.13	$2.08	$2.43	$2.55

(1)
Adjusted EBT is defined as earnings before taxes, as adjusted for certain special items in accordance with Sun Country management’s non-GAAP policies (except that the impact of stock-based compensation expense was not excluded).

(2)
Adjusted Net Income is defined as net income, as adjusted for certain special items in accordance with Sun Country management’s non-GAAP policies (except that the impact of stock-based compensation expense was not excluded).

The first full paragraph on page 91 under “Certain Unaudited Prospective Financial Information-Certain Sun Country Unaudited Prospective Financial Information” is hereby amended and supplemented as follows:

The following tables present a summary of the December Sun Country management forecasts.

	Q4
Millions, for the periods ended	2025E(1)	2026E	2027E	2028E	2029E
Operating Revenue	$277	$1,170	$1,352	$1,412	$1,458
Adjusted EBITDAR(2)(3)	$41	$211	$276	$294	$300
Rent Expenses	-	-	-	-	-
Depreciation & Amortization	$(25)	$(106)	$(113)	$(111)	$(114)
Adjusted EBIT (4)(5)	$16	$105	$163	$183	$186
Cash Taxes(6)	$(4)	$(19)	$(33)	$(38)	$(40)
Net Interest Expense	NA(7)	$(27)	$(21)	$(16)	$(10)
Adjusted NOPAT(~~6~~8)	$12	$81	$126	$141	$143
Capital Expenditures	$50	$81	$57	$69	$76
(Increase) / Decrease in Net Working Capital	$(43)	$(29)	$(18)	-	$(47)
Unlevered Free Cash Flow(~~7~~9)	$31	$134	$200	$183	$228

(1)
The December Sun Country management forecasts provided to Allegiant and Barclays included estimates of Operating Revenue, Adjusted EBITDAR and Adjusted EBIT for fiscal year 2025 of $1,121 million, $204 million and $105 million, respectively.

(2)
Adjusted EBITDAR is defined as earnings before interest, taxes, depreciation, amortization, other income (expense), and aircraft rent expense, as adjusted for certain special items in accordance with Sun Country management’s non-GAAP policies (except that the impact of stock-based compensation expense was not excluded).

(3)
Sun Country management also provided Allegiant and Barclays with the following estimates of Adjusted EBITDAR which excluded the impact of stock-based compensation expense: $217 million, $283 million, $301 million and $307 million for the years ended December 31, 2026, 2027, 2028 and 2029 respectively.

(4)
Adjusted EBIT is defined as earnings before interest and taxes, as adjusted for certain special items in accordance with Sun Country management’s non-GAAP policies (except that the impact of stock-based compensation expense was not excluded).

(5)
Sun Country management also provided Allegiant and Barclays with the following estimates of Adjusted EBIT which excluded the impact of stock-based compensation expense: $111 million, $170 million, $190 million and $193 million for the years ended December 31, 2026, 2027, 2028 and 2029 respectively.

(6)	Cash Taxes are based on Sun Country management’s best estimate of the effective tax rate.
(7)	“NA” refers to not available.
(~~6~~8)	Adjusted NOPAT is defined as Adjusted EBIT multiplied by one minus the applicable tax rate.
(~~7~~9)	Unlevered Free Cash Flow is defined as Adjusted NOPAT, plus depreciation and amortization, less capital expenditures and increases in net working capital.

Millions (other than Adjusted EPS), for the years ended	2025E	2026E	2027E	2028E	2029E
Adjusted EBT(1)(2)	$69	$77	$143	$167	$176
Adjusted Net Income(3)(4)	$53	$58	$110	$129	$136
Adjusted EPS	$0.95	$1.05	$1.99	$2.34	$2.46

(1)
Adjusted EBT is defined as earnings before taxes, as adjusted for certain special items in accordance with Sun Country management’s non-GAAP policies (except that the impact of stock-based compensation expense was not excluded).

(2)
Sun Country management also provided Allegiant and Barclays with the following estimates of Adjusted EBT which excluded the impact of stock-based compensation expense: $76 million, $84 million, $149 million, $174 million and $182 million for the years ended December 31, 2025, 2026, 2027, 2028 and 2029 respectively.

(3)
Adjusted Net Income is defined as net income, as adjusted for certain special items in accordance with Sun Country management’s non-GAAP policies (except that the impact of stock-based compensation expense was not excluded).

(4)
Sun Country management also provided Allegiant and Barclays with the following estimates of Adjusted Net Income which excluded the impact of stock-based compensation expense: $58 million, $63 million, $115 million, $134 million and $140 million for the years ended December 31, 2025, 2026, 2027, 2028 and 2029 respectively.

The third full paragraph on page 99 under “Opinion of Allegiant’s Financial Advisor-Selected Precedent Transaction Analysis” is hereby amended and supplemented as follows:

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with airline merger and acquisition transactions and its professional judgment, deemed relevant, representing a total of 11 transactions. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to Allegiant or Sun Country, as applicable, with respect to the size, mix, margins and other characteristics of their businesses.

The section entitled “Opinion of Sun Country’s Financial Advisor-Illustrative Discounted Cash Flow Analysis” beginning on page 103 is hereby amended and supplemented as follows:

Illustrative Discounted Cash Flow Analysis.

Sun Country Standalone

Using the Sun Country forecasts and the Sun Country NOL forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on Sun Country to derive a range of illustrative present values per share of Sun Country common stock.  Using the mid-year convention for discounting cash flows and discount rates ranging from 9.50% to 10.50%, reflecting estimates of Sun Country’s weighted average cost of capital (as estimated by Goldman Sachs by application of the Capital Asset Pricing Model, which we refer to as the CAPM), Goldman Sachs discounted to present value as of September 30, 2025 (i) estimates of unlevered free cash flow for Sun Country for the fourth quarter of fiscal year 2025 through fiscal year 2029 as reflected in the Sun Country forecasts and (ii) a range of illustrative terminal values for Sun Country, which were calculated by applying perpetuity growth rates ranging from 1.0% to 2.0%, to a terminal year estimate of the unlevered free cash flow to be generated by Sun Country, as reflected in the Sun Country forecasts (which analysis implied last twelve month (LTM) enterprise value (EV), divided by earnings before interest, taxes, depreciation, amortization, and restructuring or rent costs (EBITDAR) exit multiples ranging from 4.2x to 5.4x).  In addition, using a discount rate of 10.0%, reflecting the midpoint of the estimates of Sun Country’s weighted average cost of capital, as described above, Goldman Sachs discounted to present value as of September 30, 2025 the estimated benefits of Sun Country’s net operating losses (NOLs), for the fourth quarter of fiscal year 2025 through fiscal year 2033, as reflected in the Sun Country forecasts and the Sun Country NOL forecasts. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Sun Country forecasts and market expectations regarding long-term real growth of gross domestic product and inflation.  Goldman Sachs derived such discount rates by application of the ~~Capital Asset Pricing Model, which we refer to as the~~ CAPM, and which requires certain company-specific inputs, including Sun Country’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for Sun Country, as well as certain financial metrics for the United States financial markets generally.

Goldman Sachs derived ranges of illustrative enterprise values for Sun Country by adding the ranges of present values it derived above.  Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Sun Country the amount of Sun Country’s total debt and debt-like items of approximately $579 million and added the amount of Sun Country’s cash and cash equivalents of approximately $199 million, in each case, as provided by and approved for Goldman Sachs’ use by the management of Sun Country, to derive a range of illustrative equity values for Sun Country.  Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Sun Country of approximately 58.9 million as of January 9, 2026, as provided by and approved for Goldman Sachs’ use by the management of Sun Country, using the treasury stock method, to derive a range of illustrative present values per share ranging from $18.70 to $22.90.

Pro Forma Combined Company

Using the Sun Country forecasts, the synergies and the Sun Country NOL forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on the pro forma combined company.  Using the mid-year convention for discounting cash flows and discount rates ranging from 9.50% to 10.50%, reflecting estimates of the pro forma combined company’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2025 (i) estimates of unlevered free cash flow for the pro forma combined company for the fourth quarter of fiscal year 2025 through fiscal year 2029 as reflected in the Sun Country forecasts and taking into account the synergies and (ii) a range of illustrative terminal values for the pro forma combined company, which were calculated by applying perpetuity growth rates ranging from 1.0% to 2.0%, to a terminal year estimate of the unlevered free cash flow to be generated by the pro forma combined company, as reflected in the Sun Country forecasts and taking into account the synergies (which analysis implied LTM EV/EBITDAR exit multiples ranging from 6.2x to 7.9x).  In addition, using a discount rate of 10.0%, reflecting the midpoint of the estimates of the pro forma combined company’s weighted average cost of capital, as described above, Goldman Sachs discounted to present value as of September 30, 2025 the estimated benefits of the pro forma combined company’s NOLs for the fourth quarter of fiscal year 2025 through fiscal year 2033, as reflected in the Sun Country forecasts and the Sun Country NOL forecasts.  The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Sun Country forecasts and market expectations regarding long-term real growth of gross domestic product and inflation.  Goldman Sachs derived such discount rates by application of the CAPM, which requires certain company-specific inputs, including the pro forma combined company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for pro forma combined company, as well as certain financial metrics for the United States financial markets generally.

Goldman Sachs derived ranges of illustrative enterprise values for the pro forma combined company by adding the ranges of present values it derived above.  Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for the pro forma combined company the amount of the pro forma combined company’s total debt and debt-like items of approximately $3,099 million and added the amount of the pro forma combined company’s cash and cash equivalents of approximately $1,185 million, in each case, as provided by and approved for Goldman Sachs’ use by the management of Sun Country, to derive a range of illustrative equity values for the pro forma combined company.  Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of the pro forma combined company of approximately 27.4 million as of January 9, 2026, as provided by and approved for Goldman Sachs’ use by the management of Sun Country, using the treasury stock method.  Goldman Sachs then multiplied the range of illustrative equity values per share of Allegiant common stock pro forma for the proposed transactions it derived by the exchange ratio, and added the result to the $4.10 per share of Sun Country common stock to be paid in cash to the holders (other than Allegiant and its affiliates) of the outstanding shares of Sun Country common stock pursuant to the merger agreement.  This analysis resulted in a range of illustrative present values for the consideration to be paid per share of Sun Country common stock of $21.70 to $30.75.

The section entitled “Opinion of Sun Country’s Financial Advisor-Illustrative Present Value of Future Share Price Analysis” beginning on page 104 is hereby amended and supplemented as follows:

Illustrative Present Value of Future Share Price Analysis.

Sun Country Standalone

Using the Sun Country forecasts, Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of Sun Country common stock.  For this analysis, Goldman Sachs first calculated the implied enterprise value for Sun Country as of December 31 for each of the fiscal years 2025 through 2027, by applying a multiple range of illustrative EV to next twelve month EBITDAR (NTM EBITDAR), which ratio we refer to as EV/NTM EBITDAR, of 4.00x to 5.50x to estimates of Sun Country’s adjusted NTM EBITDAR for each of the fiscal years 2025 through 2027.  This illustrative range of EV/NTM EBITDAR multiple estimates was derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical EV/NTM EBITDAR multiples for Sun Country.

Goldman Sachs then subtracted the amount of Sun Country’s total debt and debt-like items and added the amount of Sun Country’s cash and cash equivalents for each of the fiscal years 2025 ~~to~~, 2026 and 2027, which summed to $372 million, $264 million and $86 million, respectively, each as provided by and approved for Goldman Sachs’ use by the management of Sun Country, from the respective implied enterprise values in order to derive a range of illustrative equity values as of December 31 for Sun Country for each of the fiscal years 2025 to 2027.  Goldman Sachs then divided these implied equity values by the projected year-end number of fully diluted outstanding shares of Sun Country common stock for each of fiscal years 2025 ~~to~~, 2026 and 2027 of approximately 54.7 million, approximately 55.6 million and approximately 56.2 million, respectively, calculated using information provided by and approved for Goldman Sachs’ use by the management of Sun Country, to derive a range of implied future values per share of Sun Country common stock (excluding dividends).  Goldman Sachs then discounted these implied future equity values per share of Sun Country common stock to September 30, 2025, using an illustrative discount rate of 11.75%, reflecting an estimate of Sun Country’s cost of equity (as estimated by Goldman Sachs by application of the CAPM).  Goldman Sachs derived such discount rate by application of the CAPM, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally.  This analysis resulted in a range of implied present values of $8.50 to $20.75 per share of Sun Country common stock.

Pro Forma Combined Company

Using the Sun Country forecasts and the synergies, Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of Sun Country common stock based on a theoretical value per share of common stock of the pro forma combined company.  For this analysis, Goldman Sachs first calculated the implied enterprise value for the pro forma combined company as of December 31 for each of the fiscal years 2025 through 2027, by applying a multiple range of illustrative EV/NTM EBITDAR of 4.00x to 5.50x to estimates of the pro forma combined company’s adjusted NTM EBITDAR for each of the fiscal years 2025 through 2027.  This illustrative range of EV/NTM EBITDAR multiple estimates was derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical EV/NTM EBITDAR multiples for Sun Country and Allegiant.

Goldman Sachs then subtracted the amount of the pro forma combined company’s total debt and debt-like items of approximately $3,099 million for each of the fiscal years 2025 to 2027 and added the amount of the pro forma combined company’s cash and cash equivalents for each of the fiscal years 2025 ~~to~~, 2026 and 2027 of approximately $1,185 million, $1,143 million and $664 million, respectively, each as provided by and approved for Goldman Sachs’ use by the management of Sun Country, from the respective implied enterprise values in order to derive a range of illustrative equity values as of December 31 for the pro forma combined company for each of the fiscal years 2025 to 2027.  Goldman Sachs then divided these implied equity values by the projected year-end number of fully diluted outstanding shares of common stock of the pro forma combined company for each of fiscal years 2025 to 2027 of approximately 27.4 million, calculated using information provided by and approved for Goldman Sachs’ use by the management of Sun Country, to derive a range of implied future values per share of common stock of the pro forma combined company (excluding dividends).  Goldman Sachs then discounted these implied future equity values per share of common stock of the pro forma combined company to September 30, 2025, using an illustrative discount rate of 13.00%, reflecting an estimate of the pro forma combined company’s cost of equity (as estimated by Goldman Sachs by application of the CAPM).  Goldman Sachs derived such discount rate by application of the CAPM, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally.  Goldman Sachs then multiplied the range of illustrative equity values of Allegiant common stock pro forma for the proposed transactions it derived by the exchange ratio and added the result to the $4.10 per share of Sun Country common stock to be paid in cash to the holders (other than Allegiant and its affiliates) of Sun Country common stock pursuant to the merger agreement.  This analysis resulted in a range of implied present values for the consideration to be paid per share of Sun Country common stock of $9.60 to $20.40.

The section entitled “Opinion of Sun Country’s Financial Advisor-Premia Paid Analysis” beginning on page 105 is hereby amended and supplemented as follows:

Premia Paid Analysis

Precedent U.S. Airline Transactions

Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for acquisition transactions, selected on the basis of Goldman Sachs’ professional judgment, and announced since August 2007 involving a public company in the airline industry based in the United States as the target where the disclosed enterprise values for the transactions were between $0.7 billion and $9.8 billion.  For the entire period, using publicly available information, Goldman Sachs calculated the median, 25th percentile and 75th percentile premia of the price paid in the transactions relative to the target’s last undisturbed closing stock price prior to announcement of the transactions.  This analysis indicated a median premium of 78% across the period.  This analysis also indicated a 25th percentile premium of 54% and 75th percentile premium of 93% across the period.  Using this analysis, Goldman Sachs applied a reference range of illustrative premia of 54% to 93% to the undisturbed closing price per share of Sun Country common stock of $15.77 as of January 9, 2026 and calculated a range of implied equity values per share of Sun Country common stock of $24.30 to $30.45.

Precedent Cash-and-Stock Transactions

Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for cash-and-stock acquisition transactions announced from the second quarter of 2015 through the third quarter of 2025 involving a public company based in the United States as the target that have closed where the disclosed enterprise values for the transactions were above $500 million and have a percentage of stock consideration between 20% and 80% of the total consideration, representing a total of 138 transactions.  This analysis excluded transactions in sub-industries including REITs, Alternative Power Generation, Coil, Oil & Gas, Financial Institutions and Electric Utilities and Minerals.  For the entire period, using publicly available information, Goldman Sachs calculated the median, 25th percentile and 75th percentile premia of the price paid in the transactions relative to the target’s last undisturbed closing stock price prior to announcement of the transactions.  This analysis indicated a median premium of 29% across the period.  This analysis also indicated a 25th percentile premium of 19% and 75th percentile premium of 43% across the period.  Using this analysis, Goldman Sachs applied a reference range of illustrative premia of 19% to 43% to the undisturbed closing price per share of Sun Country common stock of $15.77 as of January 9, 2026 and calculated a range of implied equity values per share of Sun Country common stock of $18.75 to $22.55.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements under the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, Section 27A of the Securities Act of 1933 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and often can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “guidance,” “anticipate,” “intend,” “plan,” “estimate”, “project”, “hope” or similar expressions. Forward-looking statements in this communication are based on Allegiant’s and Sun Country’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Allegiant and Sun Country, all of which are subject to change. Forward-looking statements in this communication may relate to, without limitation, the benefits of the proposed transaction, including future financial and operating results; the parties’ respective plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the proposed transaction; expected synergies of the proposed transaction; the timing and result of various regulatory proceedings related to the proposed transaction; the ability to execute and finance current and long-term business, operational, capital expenditures and growth plans and strategies; the impact of increased or increasing transaction and financing costs associated with the proposed transaction or otherwise, as well as inflation and interest rates; and the ability to access debt and equity capital markets.

Forward-looking statements involve risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, the following: the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement for the proposed transaction; the risk that potential legal proceedings may be instituted against Allegiant or Sun Country and result in significant costs of defense, indemnification or liability; the possibility that the proposed transaction does not close when expected or at all because required stockholder approvals, required regulatory approvals or other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the proposed transaction or that any of the foregoing may take longer to realize or be more costly to achieve than expected; disruption to the parties’ businesses as a result of the announcement and pendency of the proposed transaction; the costs associated with the anticipated length of time of the pendency of the proposed transaction, including the restrictions contained in the definitive merger agreement on the ability of each of Sun Country and Allegiant to operate their respective businesses outside the ordinary course consistent with past practice during the pendency of the proposed transaction; the diversion of Allegiant’s and Sun Country’s respective management teams’ attention and time from ongoing business operations and opportunities on acquisition-related matters; the risk that the integration of Sun Country’s operations will be materially delayed or will be more costly or difficult than expected or that Allegiant is otherwise unable to successfully integrate Sun Country’s businesses into its businesses; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Allegiant’s or Sun Country’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the proposed transaction; the dilution caused by Allegiant’s issuance of additional shares of its common stock in connection with the consummation of the proposed transaction; a material adverse change in the business, condition or results of operations of Allegiant or Sun Country; changes in domestic or international economic, political or business conditions, including those impacting the airline industry (including customers, employees and supply chains); Allegiant’s and Sun Country’s ability to successfully implement their respective operational, productivity and strategic initiatives; the outcome of claims, litigation, governmental proceedings and investigations involving Allegiant or Sun Country; and a cybersecurity incident or other disruption to Sun Country’s or Allegiant’s technology infrastructure.

Forward-looking statements in this communication are qualified by and should be read together with, the risk factors set forth above and the risk factors included in Allegiant’s and Sun Country’s respective annual and quarterly reports as filed with the Securities and Exchange Commission (the “SEC”), as well as the risk factors included in Allegiant’s registration statement on Form S-4 (Registration No. 333-294712), as filed with the SEC on March 27, 2026 (https://www.sec.gov/Archives/edgar/data/1362468/000114036126011799/ny20065073x3_s4.htm) (the “Registration Statement”), and readers should refer to such risks, uncertainties and risk factors in evaluating such forward-looking statements.

The forward-looking statements in this communication are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Allegiant and Sun Country disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Allegiant filed with the SEC the Registration Statement, which includes a prospectus with respect to the shares of Allegiant’s common stock to be issued in the proposed transaction and a joint proxy statement for Allegiant’s and Sun Country’s respective stockholders. The Registration Statement was declared effective on March 31, 2026, and Allegiant filed a final prospectus on March 31, 2026 (which is available at https://www.sec.gov/Archives/edgar/data/1362468/000114036126012380/ny20065073x5_424b3.htm), and Sun Country filed a definitive proxy statement on March 31, 2026 (which is available at https://www.sec.gov/Archives/edgar/data/1743907/000114036126012383/ny20068391x1_defm14a.htm) (together, the “Definitive Joint Proxy Statement/Prospectus”).

Each of Allegiant and Sun Country may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This communication is not a substitute for the Registration Statement, the Definitive Joint Proxy Statement/Prospectus or any other document that Allegiant or Sun Country may file with the SEC or send to their respective stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ALLEGIANT AND SUN COUNTRY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING ALLEGIANT, SUN COUNTRY, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders of Allegiant and Sun Country may obtain free copies of these documents and other documents filed with the SEC by Allegiant or Sun Country through the website maintained by the SEC at http://www.sec.gov or from Allegiant at its website, https://ir.allegiantair.com/financials/sec-filings/default.aspx, or from Sun Country at its website, https://ir.suncountry.com/financials/sec-filings. Documents filed with the SEC by Allegiant will be available free of charge by accessing Allegiant’s website at https://ir.allegiantair.com/financials/sec-filings/default.aspx, or alternatively by directing a request by mail to Allegiant’s Investor Relations department, 1201 North Town Center Drive, Las Vegas, NV 89144, and documents filed with the SEC by Sun Country will be available free of charge by accessing Sun Country’s website at https://ir.suncountry.com/financials/sec-filings, or alternatively by directing a request by mail to Sun Country’s Investor Relations department, 2005 Cargo Road, Minneapolis, MN 55450.

Participants In The Solicitation

Allegiant, Sun Country and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Allegiant and Sun Country in connection with the proposed transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Allegiant and Sun Country and other persons who may be deemed to be participants in the solicitation of stockholders of Allegiant and Sun Country in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Definitive Joint Proxy Statement/Prospectus.

Information about the directors and executive officers of Allegiant, their ownership of Allegiant common stock and Allegiant’s transactions with related persons can also be found in the Allegiant Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 26, 2026, as amended by Amendment No. 1 on Form 10-K/A, filed with the SEC on March 26, 2026 (the “Allegiant Annual Report”), and other documents subsequently filed by Allegiant with the SEC, which are available on its website, https://ir.allegiantair.com/financials/sec-filings/default.aspx. To the extent holdings of Allegiant common stock by the directors and executive officers of Allegiant have changed from the amounts of Allegiant common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1362468&owner=exclude under the tab “Ownership Disclosures”.

Information about the directors and executive officers of Sun Country, their ownership of Sun Country common stock and Sun Country’s transactions with related persons can also be found in the definitive proxy statement for Sun Country’s 2025 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 25, 2025 (which is available at https://ir.suncountry.com/financials/sec-filings), and other documents subsequently filed by Sun Country with the SEC. Such information is set forth in the sections entitled “Proposal 1– Reelection of Directors”, “Proposal 2 – Non-binding (Advisory) Vote to Approve the Compensation of Our Named Executive Officers”, “Executive Compensation”, “Certain Relationships and Related Person Transactions” and “Security Ownership of Certain Beneficial Owners and Management” of such definitive proxy statement. Please also refer to Sun Country’s subsequent Current Reports, as filed with the SEC on Form 8-K on September 22, 2025 (which is available at https://ir.suncountry.com/financials/sec-filings) and on October 30, 2025, regarding subsequent changes to Sun Country’s Board of Directors and executive management following the filing of such definitive proxy statement. To the extent holdings of Sun Country common stock by the directors and executive officers of Sun Country have changed from the amounts of Sun Country common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1743907&owner=exclude under the tab “Ownership Disclosures”.

Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell, an offer to buy, or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGIANT TRAVEL COMPANY

Date:	April 28, 2026	By:	/s/ Robert J. Neal
Robert J. Neal
President, Chief Financial Officer